U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------


                                   FORM 10-SB
                              ---------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              ---------------------


                      STAR FINANCIAL DIRECT PLACEMENT, INC.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)


            DELAWARE                                    20-55377-35
------------------------------------        ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                        1880 CENTURY PARK EAST, SUITE 300
                          LOS ANGELES, CALIFORNIA 90067
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


                                 (310) 556 0080
                           ---------------------------
                           (Issuer's telephone number)


       Securities to be registered pursuant to Section 12(b) of the Act:

                                      none

        Securities to be registered pursuant to Section 12(g) of the Act:


                              ($.001 Common Stock)
                               ------------------
                                (Title of Class)

                                TABLE OF CONTENTS
Page
PART I

Item 1.   Description of Business                                    1

Item 2.   Plan of Operation                                          8

Item 3.   Description of Property                                   11

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management                        12

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons                                     14

Item 6.   Executive Compensation                                    14

Item 7.   Certain Relationships and
            Related Transactions                                    14

Item 8.   Description of Securities                                 14

PART II

Item 1.   Market for Common Equities and Related Stockholder
          Matters                                                   18

Item 2.   Legal Proceedings                                         20

Item 3.   Changes in and Disagreements with Accountants             20

Item 4.   Recent Sales of Unregistered Securities                   20

Item 5.   Indemnification of Directors and Officers                 21

PART F/S

          Financial Statements                                      25

PART III

Item 1.   Index to Exhibits                                         26

          Signatures                                                26

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

Introduction.

         Star Financial Direct Placement, Inc. (formerly Flickering Star Financial, Inc., sometimes referred to as the "Company") was incorporated on April 19, 2006 under the laws of the State of Delaware.

         The Company's business strategy is to be a reporting registrant with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, (the "1934 Act") and to be available as a shell entity to facilitate interim disclosures of the financing of private or small public companies and to be a party to a business combination.

         Because of the diverse structures used for the transactions which are negotiated for business combinations, coupled with financing of the resulting entity, the role of the Company will be unknown until a business combination is located. We believe that these transactions usually involves a privately negotiated sale of an issuer's equity security or equity-linked securities to an investor, wherein the sale is conditioned upon a subsequent resale registration statement filed with the Securities and Exchange Commission. The privately negotiated sale involving private companies usually require no disclosures because they are governed by the guidelines and safe harbor provisions under
Section 4(2) or Regulation D of the Securities Act of 1933, as amended.

         During the financing process, we further believe that certain of the participants in certain transactions desire the ability to disclose the terms and conditions of the business combination and as an additional participant in the transaction, we can facilitate such a disclosure. This disclosure is part of our obligation as a reporting registrant under the 1934 Act. These disclosures will commence upon the negotiation of the business combination through the closing as compared to having no disclosures until the resale registration statement is filed with the Securities and Exchange Commission.

         These disclosures may facilitate a participant in securing a listing on an overseas stock exchange.

         We believe that the participants who desire the disclosure, in addition to the private company or small public company, can be divided into the so-called fundamental investors (private equity/venture capital funds, mutual funds and accredited investors) or the so-called technical investors (hedge funds, arbitrage funds, institutional funds and accredited investors).

Shell.

         As of the date hereof, we can be defined as a "shell" company, an entity which is generally described as having no or nominal operations and with no or nominal assets or assets consisting solely of cash and cash equivalents. As a shell company, our sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

Blind Pool.

         Also, as of the date hereof, based upon our proposed future business activities, we may also be deemed a "blank check" company. The Securities and Exchange Commission definition of such a company is a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person and is issuing "penny stock."

         A "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation
(iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act of 1933, as amended) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of the defining rule are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

         We became a reporting company on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting company. In addition, we became a reporting company to enhance investor protection and to provide information if a trading market commences. Only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators are permitted to be quoted on the OTC Bulletin Board System.

Risk Factors.

         Our business is subject to numerous risk factors, including the following:

1. We have had no operating history nor any revenues or earnings from operations and we are insolvent.

         We have no assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in us incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. There is no assurance that we can identify such a business opportunity and consummate such a business combination.

         Our auditor's going concern opinion and the notation in the financial statements indicate that we do not have significant cash or other material assets and that we are relying on advances from stockholders, officers and directors to meet our limited operating expenses. We are insolvent in that we are unable to pay our debts in the ordinary course of business as they become due.

2.       Our proposed plan of operation is speculative.

         The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity or the participants in the business opportunity. In the event we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

3. We face intense competition for business opportunities and combinations.

         We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital and hedge fund firms, are active in mergers and acquisitions of companies that may be our desirable target candidates. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we have and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.

4. We have no agreements for a business combination or other transaction and have established no standards for a business combination.

         We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for our evaluation. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target business opportunity to have achieved, and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

5. The reporting requirements under federal securities law may delay or prevent us from making certain acquisitions.

         Sections 13 and 15(d) of the 1934 Act, require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

         In addition to the audited financial statements, (i) for the resale registration statement or (ii) in the filing of the Form 8-K that we file to report an event that causes us to cease being a shell company, we will be required to include that information that is normally reported by a company in a Form 10 or Form 10-SB. The time and additional costs that may be incurred by some target entities to prepare and disclose such information may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company.

6. The Investment Company Act of 1940 creates a situation wherein we would be required to register and could be required to incur substantial additional costs and expenses.

         Although we will be subject to regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combination that results in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences.

7. At the time we do any business combination, a shareholder will most likely hold a substantially lesser percentage ownership in the Company.

         Our current primary plan of operation is based upon us being a participant in a business combination with a private or small public company, with other participants joining as investors. There is contemplated that there will be an issuance of our previously authorized and unissued Common Stock would result in reduction in percentage of shares owned by our present shareholder. Further, our present shareholder may sell or transfer some or all of his stock to the other participants in the business combination.

8. As a shell company, we face substantial additional adverse business and legal consequences.

         We may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may initially attempt to avoid or delay what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

         On June 29, 2005, the Securities and Exchange Commission adopted final rules amending the Form S-8 and the Form 8-K for shell companies like us. The amendments expand the definition of a shell company to be broader than a company with no or nominal operations/assets or assets consisting of cash and cash equivalents, the amendments prohibit the use of a From S-8 (a form used by a corporation to register securities issued to an employee, director, officer, consultant or advisor), under certain circumstances, and revise the Form 8-K to require a shell company to include current Form 10 or Form 10-SB information, including audited financial statements, in the filing on Form 8-K that the shell company files to report the acquisition of the business opportunity. This initial filing is within four days of the acquisition. The Form 8-K filing may be reviewed by the Securities and Exchange Commission and the prospects of certain disclosures or review or the lack of the ability to issue securities using a Form S-8 may delay the consummation of a business combination because of the target entities inability to comply with various federal and state laws enacted for the protection of investors or the unwillingness to assume the significant costs of compliance.

9. The requirement of audited financial statements may disqualify business opportunities.

         Our management believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements prior to the date needed for the resale registration statement.

10. Our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws or if we are determined to be a "blank check" company and we have not filed a resale registration statement with the Securities and Exchange Commission.

         Until we have filed a resale registration statement under the Securities Act of 1933, as amended, there are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. We are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

         Current shareholders and participants in the business combination should be aware that there might be significant state restrictions upon the ability of any investor to purchase the Common Stock, unless registered under federal law or qualified under state laws.

         Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others. Our initial shareholder, because he originally paid $.1.00 for each share, may be deemed to hold "cheap stock." These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

         (a) Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

         (b) Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

         (c) Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

         (d) Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

         (e) Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

         Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

                  Alaska           Nevada               Tennessee
                  Arkansas         New Mexico           Texas
                  California       Ohio                 Utah
                  Delaware         Oklahoma             Vermont
                  Florida          Oregon               Washington
                  Georgia          Pennsylvania
                  Idaho            Rhode Island
                  Indiana          South Carolina
                  Nebraska         South Dakota

         Any secondary trading market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or where the shares have been registered.

         We do not have any legal opinions as it relates to whether we are a shell company or blind pool company or blank-check company. The Securities and Exchange Commission has adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the applicable of Rule 419." Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company. We have never filed a registration statement under the Securities Act of 1933, as amended.

         Until we have filed a resale registration statement under the Securities Act of 1933, as amended, and if we are determined to be a so-called "blank check" company, our shareholder will be required to file a registration statement under the Securities Act of 1933, as amended, prior to the resale of the Common Stock, unless there exists a transactional or security exemption for such sale under the Securities Act of 1933, as amended. Our current shareholder and participants in any proposed business combination who desire to purchase the Common Stock should be aware that the we are under no obligation to register the shares on behalf of our shareholders under the Securities Act of 1933, as amended.

         The Company's director and sole has expressed his intention not to engage in any transactions with respect to the Company's Common Stock except in connection with or part of or following a business combination resulting in us no longer being defined as a blank check issuer. This may occur prior to the filing of the resale registration statement under the Securities and Exchange Act of 1933, as amended.

11. Our Common Stock may be subject to significant restriction on resale due to federal penny stock restrictions.

         The Securities and Exchange Commission has adopted rules that regulate broker or dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker or dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The penny stock rules also require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

         These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our stock that becomes subject to the penny stock rules, and accordingly, any shareholder of our Common Stock may find it difficult to sell his securities, if at all.

ITEM 2.  PLAN OF OPERATION

General Plan.

         The Company's business strategy is to be a reporting registrant with the Securities and Exchange Commission under the 1934 Act and to be available as a shell to facilitate the financing of private or small public companies.

         Because of the diverse structures used for the transactions which are negotiated for business combinations, coupled with financing of the resulting entity, the role of the Company will be unknown until a business combination is located. We believe that these transactions usually involves a privately negotiated sale of an issuer's equity security or equity-linked securities to an investor, wherein the sale is conditioned upon a subsequent resale registration statement filed with the Securities and Exchange Commission. The privately negotiated sale involving private companies usually require no disclosures because they are governed by the guidelines and safe harbor provisions under
Section 4(2) or Regulation D of the Securities Act of 1933, as amended.

         We further believe that certain of the participants in certain transactions desire the ability to disclose the financing terms and conditions of the business combination and as the additional participant in the transaction, we can facilitate such a disclosure. This disclosure is part of our obligation as a reporting registrant under the 1934 Act. These disclosures will commence upon the negotiation of the business combination through the closing as compared to having no disclosures until the resale registration statement if filed with the Securities and Exchange Commission.

         We further believe that the participants who desire the disclosure can be divided into the fundamental investors (private equity/venture capital funds, mutual funds and accredited investors) or technical investors (hedge funds, arbitrage funds, institutional funds and accredited investors).

         We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. We may seek a business opportunity with investors or with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

         We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, we believe that there are numerous firms seeking the benefits of an issuer who has complied with the 1934 Act. Such benefits may include immediate disclosure of relevant factors involving the business combination, facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, and providing liquidity (subject to restrictions of applicable statutes) for all shareholders.

         It is anticipated that we will incur nominal expenses in the implementation of our business plan described herein. The participate in the proposed business combination will be required to provide financing. Because we have no capital with which to pay other minimal anticipated expenses, present management of the Company will pay these charges with his personal funds, as interest free loans to the Company or as capital contributions. However, if loans, the only opportunity which management has to have these loans repaid will be from a prospective business combination.

Acquisition of Opportunities.

         In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, or joint venturer, with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and sole shareholder of the Company will no longer be in control of the Company. In addition, our director may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of shareholders and may sell his stock in the Company to the participates, or either.

         While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code. Because of the diverse structures used for the transactions which are negotiated for business combinations, coupled with financing of the resulting entity, the role of the Company will be unknown until a business combination is located. We believe that these transactions usually involves a privately negotiated sale of an issuer's equity security or equity-linked securities to an investor, wherein the sale is conditioned upon a subsequent resale registration statement filed with the Securities and Exchange Commission.

         We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. These will be disclosed in our filings with the Securities and Exchange Commission. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

         We have no present intent to acquire or merge with any entity which cannot provide independent audited financial statements at the time of closing of the proposed transaction and supply other information that is normally disclosed in filings with the Securities and Exchange Commission. We are subject to all of the reporting requirements included in the 1934 Act. These rules are intended to protect investors by deterring fraud and abuse in the securities markets through the use of shell companies. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-KSB. In addition, in the filing of the Form 8-K that we file to report an event that causes us to cease being a shell company, we are required to include that information that is normally reported by a company in its original Form 10 or Form 10-SB. This information will usually be available prior to the filing of a resale registration statement under the Securities and Exchange Act of 1933, as amended.

Accounting for a Business Combination.

         In July 2001, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards "SFAS" No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified an recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles is more than its fair value. Goodwill is the excess of the acquisition costs of the acquired entity over the fair value of the identifiable net assets acquired. The Company is required to test goodwill and intangible assets that are determined to have an indefinite life for impairments at least annually. The provisions of SFAS No. 142 require the completion of an annual impairment test with any impairment recognized in current earnings. The provisions of SFAS No. 141 and SFAS No. 142 may be applicable to any business combination that we may enter into in the future.

         We have also been informed that most business combinations will be accounted for as a reverse acquisition with us being the surviving registrant. As a result of any business combination, if the acquired entity's shareholders will exercise control over us, the transaction will be deemed to be a capital transaction where we are treated as a non-business entity. Therefore, the accounting for the business combination is identical to that resulting from a reverse merger, except no goodwill or other intangible assets will be recorded. For accounting purposes, the acquired entity will be treated as the accounting acquirer and, accordingly, will be presented as the continuing entity.

Competition.

         We will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of our combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

Investment Company Act of 1940.

         Although we will be subject to regulation under the Securities
Act of 1933, as amended, and the 1934 Act, our management believes that we will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations that result in the Company holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Employees.

         We have no full time or part-time employees. Lawrence M. Simons, Sr., M.D. anticipates devoting not more than a few hours a week of time to our activities. Dr. Simons has agreed to allocate a portion of said time to the activities of the Company, without compensation.

ITEM 3.  DESCRIPTION OF PROPERTY

         We have no properties and at this time we have no agreements to acquire any properties. We presently occupy office space at 1880 Century Park East, Suite 300, Los Angeles, CA 90067. This space is provided to the Company by Ronald J. Stauber, our attorney, on a rent free basis, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this arrangement will meet the Company's needs for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners.

         The following table sets forth the security and beneficial ownership for each class of our equity securities for any person who is known to be the beneficial owner of more than five (5%) percent of the Company.


                         Name and                   Amount and
                        Address of                  Nature of
                        Beneficial                  Beneficial     Percent
Title of Class           Owner                       Owner        of Class
----------------------------------------------------------------------------

Common            Lawrence M. Simons,                Record         100%
                  Sr., M.D.                          5,000
                  11901 W. 109th St.
                  Overland Park Kansas 66210

Common            Sole Officer and
                  Director as a Group
                  (1 individual)

         The total of the Company's outstanding Common Shares are held by one
(1) person.

Security Ownership of Management.

         The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by our sole director and officer.

                         Name and                   Amount and
                        Address of                  Nature of
                        Beneficial                  Beneficial     Percent
Title of Class           Owner                       Owner        of Class
----------------------------------------------------------------------------

Common            Lawrence M. Simons,                Record         100%
                  Sr., M.D.                          5,000
                  11901 W. 109th St.
                  Overland Park Kansas 66210

Common            Sole Officer and
                  Director as a Group
                  (1 individual)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Our director and sole officer (and our promoter, affiliate and control person) is as follows:

             Name                  Age           Position
            --------------------------------------------------

            Lawrence M. Simons,     50           President/Secretary/
            Sr., M.D.                            Treasurer/Director

         Our sole officer and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until the successors have been duly elected and qualified.

         Our bylaws and Delaware law provides that vacancies in the existing Board of Directors may be filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.

         There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.

Resume.

Lawrence M. Simons, Sr., M.D.

         Lawrence M. Simons, Sr., M.D. earned his medical degree in 1983 and completed his residency in 1985. From 1985 until the present, Dr. Simons has been a practicing physician. From 1989 through the present, Dr. Simons has been engaged in both a general practice with an emphasis on pain management. From 1989 through 2000, he also practiced anesthesiology. Dr. Simons is knowledgeable in private and public financing of business.

Other Offerings.

         Lawrence M. Simons, Sr., M.D. has not been a director, officer, promoter, control person or affiliate in any blank check offering, blind pool offering or shell company.

Conflicts of Interest.

         Our sole officer and director may become associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in acting as our officer and director. Insofar as the officer and director is engaged in other business activities, we anticipate that he will devote only a minor amount of time to our affairs.

         Our officer and director may in the future become a shareholder, officer or director of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to said individuals\ acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of said individual in the performance of his duties or otherwise. We do not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

         Our officer and director is, so long as he is an officer or a director of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

         We have not adopted any other conflict of interest policy with respect to such transactions.

ITEM 6.  EXECUTIVE COMPENSATION.

         Lawrence M. Simons, Sr., M.D. has not received any compensation for services rendered to the Company, nor is he to receive such compensation in the future.

         It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. Our officer and director will not receive any finders fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

         We have no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

         Lawrence M. Simons, Sr., M.D. has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act provided that he is an officer and director of the Company when the obligation is incurred. All advances will be interest-free.


ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company's authorized capital stock consists of 100,000,000 shares, par value $.001 per share and 4,000,000 shares of preferred stock, par value $.001 per share.

Common Stock.

         We have 5,000 shares of Common Stock issued and outstanding as of the date of this filing.

         All shares of our Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

         The designations and the voting powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the Common Stock that are fixed in the Certificate of Incorporation.

Preferred Stock.

         We have no shares of Preferred Stock issued and outstanding as of the date of this filing.

         Our Certificate of Incorporation express grants of authority to the Board of Directors to fix by resolution or resolutions the designations and the voting powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the Preferred Stock that are not fixed in the Certificate of Incorporation. The provisions can be summarized as follows:

         1. Issuance of Preferred Stock. The Preferred Stock may be issued at any time or from time to time in any amount as Preferred Stock of one or more series, as hereinafter provided. Each share of any one series of Preferred Stock shall be identical in all respects except as to the date from which dividends thereon may be cumulative, each series of Preferred Stock shall be distinctly designated by letter or descriptive words, and all series of Preferred Stock shall rank equally and be identical in all respects except as described in paragraph 2 below. Shares of Preferred Stock shall be issued only as fully paid and non-assessable shares.

         2. Powers, Preferences, and Other Rights. Authority is expressly granted to and vested in the Board of Directors at any time or from time to time, without action by or approval of the stockholders, to issue the Preferred Stock as Preferred Stock of one or more series, to fix by resolution or resolutions providing for the issuance of shares of any series the designations and the voting powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such series so far as not inconsistent with the provisions of
Article 4 of the Certificate of Incorporation (summarized herein) applicable to all series of Preferred Stock, and to the full extent now or hereafter permitted by the laws of the State of Delaware, including the following:

         (a) the distinctive designation of such series and the number of shares that shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the Board of Directors;

         (b) the rate or rates of dividends payable on shares of such series, whether dividends shall be cumulative and, if so, the date or dates from which dividends shall be cumulative on the shares of such series, the preferences, restrictions, limitations and conditions upon the payment of dividends, and the dates on which dividends, if declared, shall be payable;

         (c) whether shares of such series shall be redeemable and, if so, the terms and provisions of such redemption, including the date or dates upon or after which they shall be redeemable, the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and the manner of selecting shares for redemption;

         (d) the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, and the relative rights of priority, if any, of payment of shares of such series;

         (e) whether shares of such series shall have a purchase, retirement or sinking fund for the purchase, retirement or redemption of shares of such series and, if so, the terms and provisions thereof;

         (f) whether the shares of such series shall have conversion privileges and, if so, the terms and provisions thereof, including provisions for adjustment of the conversion rate in such events as the Board of Directors shall determine;

         (g) whether shares of such series shall have voting rights, in addition to voting rights provided by law, and, if so, the terms and provisions thereof; and

         (h) any other preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof.

         3. Dividends. The holders of the Preferred Stock of each series shall be entitled to receive such dividends, when and as declared by the Board of Directors, out of funds legally available therefore, as they may be entitled to in accordance with the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series, payable on such dates as may be fixed in such resolution or resolutions. Subject to the foregoing and to any further limitations prescribed in accordance with the provisions of the Certificate of Incorporation (summarized herein), the Board of Directors may declare, out of funds legally available therefore, dividends upon the then outstanding shares of Common Stock, and shares of Preferred Stock of any series shall not be entitled to participate therein.

         4. Liquidation and Dissolution. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock of each series shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any distribution of assets shall be made to the holders of the Common Stock, the amount per share provided by the Board of Directors pursuant to the Certificate of Incorporation (summarized herein), which may include an amount equal to any cumulative dividends thereon to the date of final distribution to the holders of the Preferred Stock. If upon any liquidation, dissolution or winding up of the

Company the assets available for distribution shall be insufficient to pay the holders of all outstanding shares of Preferred Stock the full amounts to which they respectively shall be entitled, unless otherwise provided by the Board of Directors pursuant to said Certificate of Incorporation, the holders of shares of Preferred Stock of all series shall participate ratably in any distribution of assets according to the respective amount that would be payable in respect to the shares of Preferred Stock held by them upon such distribution if all amounts payable in respect of the Preferred Stock of all series were paid in full. Neither a statutory merger nor consolidation of the Company into or with any other corporation, nor a statutory merger or consolidation of any other corporation, into or with the Company, nor a sale, transfer or exchange or lease of all or any part of the assets of the Company, shall be deemed to be a liquidation, dissolution or winding up of the Company.

         5. Redemption. The Company, at the option of the Board of Directors, may redeem the whole or any part of the Preferred Stock of any series at the price or prices and on the terms and conditions provided in the resolution or resolutions of the Board of Directors providing for the issuance of such series.

Other Provisions relating to Common and Preferred Stocks.

         Anything in the Certificate of Incorporation or in any resolution or resolutions of the Board of Directors providing for the issuance of any series of Preferred Stock to the contrary notwithstanding, the rights of holders of all classes and series of capital stock of the Company in respect of dividends and purchase, retirement or sinking funds, if any, shall at all times be subject to the power of the Board of Directors from time to time to set aside such reserves and to make such other provisions, if any, as the Board of Directors shall deem to be necessary or advisable for working capital, for expansion of the Company's business (including the acquisition of real and personal property for that purpose) and for any other purpose of the Company.

         Except as otherwise provided by law or by the Certificate of Incorporation or by the resolution or resolutions of the Board of Directors providing for the issuance of any series of Preferred Stock, the vote of the holders of all or any portion of any class or series of capital stock, as a class or series, shall not be required for any action to be taken or authorized by the stockholders of the Company, including any amendment of the Certificate of Incorporation. Without limiting the foregoing, the number of authorized shares of Common Stock or any series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote, without regard for the provisions of Section 242(b) of the General Corporation Law of the State of Delaware.

         Except as otherwise provided by law or by the Certificate of Incorporation, each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock held by such holder.

         Except as otherwise provided by law or by the Certificate of Incorporation or by the resolution or resolutions of the Board of Directors providing for the issuance of any series of Preferred Stock or by the instrument governing the security, obligation, warrant, option or right, no holder of shares of any class or series of capital stock of the Company or of any security or obligation convertible into, or of any warrant, option or right to subscribe for, purchase or otherwise acquire, shares of any class or series of capital stock of the Company, whether now or hereafter authorized, shall, as such holder, have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of capital stock of the Company or any security or obligation convertible into, or any warrant, option or right to subscribe for, purchase or otherwise acquire, shares of any class or series of capital stock of the Company, whether now or hereafter authorized.

         We have also granted authority to and vested in the Board of Directors at any time and from time to time, without action by or approval of the stockholders, to declare, create and issue, with respect to shares of any class or series of capital stock of the Company, dividends or distributions in, or options or rights to acquire, shares of any class or series of capital stock of the Company, or other securities, and to fix by resolution or resolutions providing for the declaration, creation and issuance of any such dividend, distribution, right or option, the terms, provisions, rights, qualifications, limitations or restrictions thereof so far as not inconsistent with the provisions of the Certificate of Incorporation, and to the full extent now or hereafter permitted by the laws of the State of Delaware, including (a) provisions for the adjustment thereof upon an acquisition of shares, reorganization, merger, consolidation, sale of assets, business combination or other event, and (b) provisions that prevent the holder of a specified percentage of outstanding shares of any class or series of capital stock of the Company, including transferees of such holder, from exercising rights thereunder.



                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Price.

         There is no trading market for our Common Stock at present and there has been no trading market to date. Until we have filed a resale registration statement under the Securities Act of 1933, as amended there is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. After we have filed a resale registration statement under the Securities Act of 1933, as amended, we intend to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets, LLC "Pink Sheets."

         The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

         For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

         We intend to strongly consider undertaking a transaction with any merger or acquisition candidate that will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

Holders.

         There is one (1) holder of the Company's Common Stock. On April 30, 2006, we issued 5,000 of our Common Shares for cash at $1.00 per share. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

         We have been informed the Securities and Exchange Commission believes that all securities issued by a blank check company to individuals in the capacity of management, affiliates, control persons and promoters must be registered for resale with the Commission. Accordingly, our shareholder and any additional shareholders may be required to comply with the Securities Act of 1933, as amended, before they may effectuate any resale transactions of his common stock. The resale registration statement may include our shareholder or his transferee(s).

Dividends.

         The Company has not paid any cash dividends to date, and has no plans to do so in the immediate future.


ITEM 2.  LEGAL PROCEEDINGS.

         There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         There are no disagreements with the findings of our accountant.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Securities sold.

         On or about April 30, 2006, we authorized the sale and issuance for cash of all of the shares of Common Stock that are outstanding. The Treasurer of the Company acknowledged receipt of the full consideration for the shares on or about April 30, 2006 and the certificate evidencing said shares was executed and delivered on or about said date. All the shares of stock were sold and issued to Lawrence M. Simons, Sr., M.D.

         No additional shares have been sold or issued.

         All of the shares of Common Stock of the Company have been issued in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

         We have been informed that the Securities and Exchange
Commission believes that any selling shareholder who is a promoter, affiliate and/or underwriter of a so-called "blank check" issuer or those individuals acting in the capacity of management, affiliates, control persons and promoters may not have available to them Rule 144 for any resale transaction, regardless of technical compliance because any resale transactions may be deemed to be designed to distribute or redistribute securities to the public without compliance with the Securities Act of 1933, as amended.

Underwriters and other purchasers.

         There were no underwriters in connection with the sale and issuance of any of our securities.

Consideration.

         Each of the shares of Common Stock was originally sold for cash. Lawrence M. Simons, Sr., M.D. paid $1.00 per share for his shares, and the aggregate consideration received by the Company was $5,000.

Exemption from Registration Relied Upon.

         The sale and issuance of the shares of stock was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. In addition, we may have also relied upon section 3(b), which was adopted to facilitate the ability of start up companies, such as us, to raise seed capital in limited public offerings up to $1 million.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

         The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

         The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director's duty of loyalty to the corporation or its stockholders;
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit.

         Our Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

         Our bylaws also provide for the right to indemnification. To summarize:

         1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), shall be indemnified and held harmless by the Company to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Paragraph 3 with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company.

         2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Paragraph 1 an indemnitee shall also have the right to be paid by the Company the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); PROVIDED, HOWEVER, that, if the General Corporation Law of the State of Delaware requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay such amounts if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this
Section 2 or otherwise.

         3. Right of Indemnitee to Bring Suit. If a claim under Paragraph 1 or 2 is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty
(20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and
(b) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the General Corporation Law of the State of Delaware. Neither the failure of the Company (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Company (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit.

         4. Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in the bylaws shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Company's certificate of incorporation or Bylaws, agreement, vote of stockholders or directors, or otherwise.

         5. Insurance. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company, or any person who is serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

         6. Indemnification of Employees and Agents of the Company. The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of the bylaws with respect to the indemnification and advancement of expenses of directors and officers of the Company.

         7. Nature of Rights. The rights conferred upon indemnitees in the bylaws shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee's heirs, executors and administrators. Any amendment, alteration or repeal of the bylaws that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

No Securities indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

         We have been informed that the Commission will not issue "no action" letters relating to the resale of securities, i.e., a person who has acquired shares of stock in a 4(2) transaction, or either, under the Securities Act of 1933, as amended, and who offers and sells the restricted securities without complying with Rule 144 is to be put on notice by the Securities and Exchange Commission that in view of the broad remedial purposes of the Securities Act of 1933, as amended, and the public policy which strongly supports registration under said act, that those individuals will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and the brokers of other person who participate in the transaction do so at their own risk. We have also been informed that any indemnification for liabilities arising from such a transaction may also be against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

         The following are the audited financial statements from inception to the period ending September 30, 2006:



                      STAR FINANCIAL DIRECT PLACEMENT, INC.
                        (A Development Stage Enterprise)

                                FINANCIAL REPORTS

                               SEPTEMBER 30, 2006

                      STAR FINANCIAL DIRECT PLACEMENT, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                    CONTENTS







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  F-1
----------------------------------------------------------------------------

FINANCIAL STATEMENTS

   Balance Sheets                                                        F-2

   Statements of Operations                                              F-3

   Statements of Stockholders' Deficit                                   F-4

   Statements of Cash Flows                                              F-5

   Notes to Financial Statements                                   F-6 - F-9
----------------------------------------------------------------------------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
Star Financial Direct Placement, Inc.
Las Vegas, Nevada


We have audited the accompanying balance sheets of Star Financial Direct Placement, Inc. (A Development Stage Enterprise) as of September 30, 2006 and the related statements of operations, stockholders' deficit, and cash flows for the period April 19, 2006 (inception) through September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Star Financial Direct Placement, Inc. (A Development Stage Enterprise) as of September 30, 2006 and the results of its operations and cash flows for period April 19, 2006
(inception) through September 30, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Kyle L. Tingle, CPA, LLC


October 10, 2006
Las Vegas, Nevada



             STAR FINANCIAL DIRECT PLACEMENT, INC.
               (A DEVELOPMENT STAGE ENTERPRISE)
                        BALANCE SHEETS


                                                                                September 30,
                                                                                        2006
                                                                                ------------

                                     ASSETS

 CURRENT ASSETS                                                                 $      5,000
                                                                                ------------

             Total current assets                                               $      5,000
                                                                                ------------

                    Total assets                                                $      5,000
                                                                                ============


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
 CURRENT LIABILITIES
      Accounts payable                                                          $     25,488
                                                                                ------------

             Total current liabilities                                          $     25,488
                                                                                ------------

 STOCKHOLDERS' DEFICIT
      Preferred stock: $0.001 par value;
         authorized 4,000,000 shares; no shares
         issued or outstanding

      Common stock: $0.001 par value;
         authorized 100,000,000 shares; issued
         and outstanding:  5,000 shares at
         September 30, 2006                                                                5
      Additional paid in capital                                                       4,995
      Accumulated deficit during development stage                                   (25,448)
                                                                                ------------

             Total stockholders' deficit                                        $    (20,448)
                                                                                ------------

                    Total liabilities and
                    stockholders' deficit                                       $      5,000
                                                                                ============






See Accompanying Notes to Financial Statements.



               STAR FINANCIAL DIRECT PLACEMENT, INC.
                 (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENTS OF OPERATIONS



                                                                                April 19, 2006
                                                                                (inception) to
                                                                                September 30,
                                                                                         2006
                                                                                --------------

Revenues                                                                          $          0

Cost of revenue                                                                              0
                                                                                  ------------

           Gross profit                                                           $          0
General, selling and
   administrative expenses                                                              25,448
                                                                                  ------------
           Operating loss                                                         $    (25,448)

Nonoperating income (expense)                                                                0
                                                                                  ------------

   Net loss                                                                       $    (25,448)
                                                                                  ============


   Net loss per share, basic
   and diluted                                                                    $     (5.09)
                                                                                  ============

   Average number of shares
   of common stock outstanding                                                           5,000
                                                                                  ============





See Accompanying Notes to Financial Statements.



            STAR FINANCIAL DIRECT PLACEMENT, INC.
              (A DEVELOPMENT STAGE ENTERPRISE)
             STATEMENTS OF STOCKHOLDERS' DEFICIT



                                                                                        ACCUMULATED
                                                                                            DEFICIT
                                         COMMON STOCK                  ADDITIONAL            DURING
                                  -------------------------------         PAID-IN       DEVELOPMENT
                                      SHARES           AMOUNT             CAPITAL            STAGE           TOTAL
                                  --------------    -------------     ------------     --------------    -------------

April 30, 2006, issue
  common stock                             5,000    $           5     $      4,995     $           0     $      5,000
Net loss, September 30, 2006                                                                 (25,488)         (25,488)
                                  --------------    -------------     ------------     --------------    -------------
Balance, September 30, 2006                5,000    $           5     $      4,995     $     (25,488)    $    (20,448)
                                  ==============    =============     ============     ==============    =============






See Accompanying Notes to Financial Statements.


                      STAR FINANCIAL DIRECT PLACEMENT, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CASH FLOWS


                                                                                April 19, 2006
                                                                                (inception) to
                                                                                 September 30,
                                                                                          2006
                                                                                --------------
Cash Flows From
Operating Activities
    Net loss                                                                      $    (25,448)
    Adjustments to reconcile net loss
    to cash used in operating activities:
    Changes in assets and liabilities
    Increase (decrease) in accounts payable                                             25,488
                                                                                  ------------

         Net cash used in
            operating activities                                                  $          0
                                                                                  ------------

Cash Flows From
Investing Activities                                                              $          0
                                                                                  ------------

Cash Flows From
Financing Activities
    Issuance of common stock                                                      $      5,000
                                                                                  ------------

         Net cash provided by
            financing activities                                                  $      5,000
                                                                                  ------------

         Net increase (decrease)
            in cash                                                               $      5,000

Cash, beginning of period                                                         $          0
                                                                                  ------------

Cash, end of period                                                               $      5,000
                                                                                  ============


Supplemental Information and Non-monetary Transactions:

Interest paid                                                                     $           0
                                                                                  =============

Taxes paid                                                                        $           0
                                                                                  =============




See Accompanying Notes to Financial Statements.

                      STAR FINANCIAL DIRECT PLACEMENT, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

Star Financial Direct Placement, Inc. ("Company") was organized April 19, 2006 as Flickering Star Financial, Inc. under the laws of the State of Delaware. On September 13, 2006, the Delaware Secretary of State certified the amended Articles of Incorporation changing the name to Star Financial Direct Placement, Inc. The Company currently has no operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, "ACCOUNTING AND REPORTING BY DEVELOPMENT STAGE ENTERPRISES," is considered a Development Stage Enterprise.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of September 30, 2006.

INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 "ACCOUNTING FOR INCOME TAXES." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. The officers and directors have committed to advancing certain operating costs of the Company.

                      STAR FINANCIAL DIRECT PLACEMENT, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for our Company as of January 1, 2006. The Company does not believe that the adoption of SFAS No. 154 will have a material impact on our financial statements.

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We do not expect the adoption of FSP 115-1 will have a material impact on our financial condition or results of operations.

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments--an Amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders' election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on our financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets--an Amendment of FASB Statement No. 140" ("SFAS No. 156"). SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 156 will have a material impact on our financial condition or results of operations.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the recognition threshold and measurement of a tax position taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. We are currently evaluating the requirements of FIN 48 and the impact this interpretation may have on our financial statements.

                      STAR FINANCIAL DIRECT PLACEMENT, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.  STOCKHOLDERS' EQUITY

COMMON STOCK

The authorized common stock of the Company consists of 100,000,000 shares with par value of $0.001 and 4,000,000 shares of preferred stock with a par value of $0.001. On April 30, 2006 the Company authorized and issued 5,000 shares of its no par value common stock in consideration of $5,000 in cash.

On September 13, 2006, the State of Delaware approved the Company's restated Articles of Incorporation, which changed the name of the Company from Flickering Star Financial, Inc. to Star Financial Direct Placement, Inc.

The Company has not issued any preferred stock.

NET LOSS PER COMMON SHARE

Net loss per share is calculated in accordance with SFAS No. 128, "EARNINGS PER SHARE." The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net loss per common share is based on the weighted average number of shares of common stock outstanding of 5,000 during 2006 and since inception. As of September 30, 2006, and since inception, the Company had no dilutive potential common shares.

NOTE 3.  INCOME TAXES

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The components of the Company's deferred tax asset as of September 30, 2006 and December 31, 2005 are as follows:

                                                               2006
                                                      --------------
    Net operating loss carryforward                   $       8,921
    Valuation allowance                                      (8,921)
                                                      --------------

    Net deferred tax asset                            $           0
                                                      ==============

                      STAR FINANCIAL DIRECT PLACEMENT, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 4.  INCOME TAXES (CONTINUED)

A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:

                                                      SINCE INCEPTION
                                                      ---------------
    Tax at statutory rate (35%)                       $       8,921
    Increase in valuation allowance                          (8,921)
                                                      --------------

    Net deferred tax asset                            $           0
                                                      =============

The net federal operating loss carry forward will expire in 2006. This carry forward may be limited upon the consummation of a business combination under IRC
Section 381.


NOTE 5.  RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer or resident agent of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6.  WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

                                    PART III


ITEM 1.  EXHIBIT INDEX

                                                       Sequential
No.                                                     Page No.

(3)  Certificate of Incorporation and Bylaws

     3.1  Certificate of Incorporation, as amended
     3.2  Bylaws

(23) Consents - Experts

     23.1 Consent of Kyle L. Tingle, CPA


                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 13, 2006


                                   By: /s/ LAWRENCE M. SIMONS, SR. M.D.
                                   ------------------------------------
                                   Lawrence M. Simons, Sr., M.D.
                                   President, Vice President, Secretary and
                                   Treasurer (Chief Financial Officer) and sole
                                   Director


                                       26